NO ACT

PE
1-6-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

09035380

Received SEC
MAR 0 6 2009
Washington, DC 20549

March 6, 2009

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-6-09

Re: The Dow Chemical Company
Incoming letter dated January 6, 2009

Dear Mr. Mueller:

This is in response to your letter dated January 6, 2009 concerning the shareholder proposals submitted to Dow by Nick Rossi, William Steiner, and Mark Filiberto. We also have received a letter on the proponents' behalf dated February 18, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 6, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated January 6, 2009

The first proposal relates to special meetings. The second proposal relates to cumulative voting. The third proposal relates to compensation.

We are unable to concur in your view that Dow may exclude the first proposal under rule 14a-8(b). Accordingly, we do not believe that Dow may omit the first proposal from its proxy materials in reliance on rule 14a-8(b)

We are unable to concur in your view that Dow may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that Dow may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Dow may exclude the second proposal under rule 14a-8(b). Accordingly, we do not believe that Dow may omit the second proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Dow may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that Dow may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Dow may exclude the third proposal under rule 14a-8(b). Accordingly, we do not believe that Dow may omit the third proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Dow may exclude the third proposal under rule 14a-8(c). Accordingly, we do not believe that Dow may omit the third proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

*** FISMA & OMB Memorandum M-07-16

February 18, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Dow Chemical Company (DOW) – Gibson, Dunn & Crutcher No Action Request
Rule 14a-8 Proposals by Nick Rossi, William Steiner and Mark Filiberto

Ladies and Gentlemen:

This responds to the January 6, 2009 no action request by Gibson, Dunn & Crutcher.

In the same type of no action request Gibson, Dunn & Crutcher sent a February 4, 2009 letter to the Staff on behalf of General Electric Company (GE), describing direct General Electric negotiations with so-called straw-person proponents (according to Gibson, Dunn & Crutcher), which establishes the Gibson, Dunn & Crutcher straw-person argument used here and elsewhere as corrupt.

General Electric undercut the straw-person argument submitted by Gibson, Dunn & Crutcher on GE's behalf by negotiating directly with the so-called straw-persons as qualified proponents for an agreement involving their respective rule 14a-8 proposals. At the same time Gibson, Dunn & Crutcher asked the Staff to determine that the proponents were allegedly unqualified straw-persons and unable to negotiate on their own behalf.

Gibson, Dunn & Crutcher was thus in the potential position of obtaining Staff concurrence that the proponents were unqualified straw-people while at the same time their client was actively recognizing the proponents as qualified to negotiate directly regarding their respective rule 14a-8 proposals.

This duplicity is important because Gibson, Dunn & Crutcher is the mastermind of a number of additional no action requests claiming straw-persons including the The Dow Chemical Company no action request.

This is to request that the Staff consider the Gibson, Dunn & Crutcher straw person argument corrupt at The Dow Chemical Company.

Additionally the following precedents appear relevant to this no action request:
Wyeth (January 30, 2009)
Citigroup Inc. (February 5, 2009)

Sincerely,

John Chevedden

cc:
Nick Rossi
William Steiner
Mark Filiberto

W. Michael McGuire <wmmcguire@dow.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 6, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 22013-00029

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Dow Chemical Company*
Stockholder Proposals of John Chevedden
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, The Dow Chemical Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") three stockholder proposals (collectively, the "Proposals") and statements in support thereof submitted by John Chevedden (the "Proponent"). The Proposals described below were transmitted to the Company under the name of the following nominal proponents:

- a proposal titled "Special Shareowner Meetings" purportedly submitted in the name of Nick Rossi (the "Special Meeting Proposal");

- a proposal titled "Cumulative Voting" purportedly submitted in the name of William Steiner (the "Cumulative Voting Proposal"); and

- a proposal titled "Shareholder Say on Executive Pay" purportedly submitted in the name of Mark Filiberto as general partner of Palm Garden Partners L.P. (the "Say on Pay Proposal").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposals, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposals may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(c) because the Proponent has submitted more than one stockholder proposal for consideration at the Company's 2009 Annual Meeting of Stockholders and, despite receiving proper notice after submitting the second and third proposals, has failed to correct this deficiency; and

- Rule 14a-8(b) because Messrs. Rossi, Steiner, and Filiberto (collectively, the "Nominal Proponents") are nominal proponents for John Chevedden, whom the Company believes is not a stockholder of the Company, and Mr. Chevedden has not provided proof of ownership.

Copies of the Proposals and the Proponent's cover letters submitting each Proposal are attached hereto as Exhibit A, and, except those discussed below, copies of other correspondence with the Proponent regarding the Proposals are attached hereto as Exhibit B. The Company has not received any correspondence relating to the Proposals directly from the Nominal Proponents.

In addition to the foregoing grounds for exclusion of the Proposal, we believe that separate and distinct bases exist for exclusion of the Special Meeting Proposal and accordingly concurrently herewith we have submitted a separate no-action request setting forth the additional bases upon which the Special Meeting Proposal is excludable.

ANALYSIS

The Proposals May Be Excluded under Rule 14a-8(c) and Rule 14a-8(b) Because Mr. Chevedden, and not the Nominal Proponents, Submitted the Proposals

The Proposals may be excluded from the 2009 Proxy Materials because the facts and circumstances demonstrate that Mr. Chevedden is and operates as the proponent of the Proposals and the Nominal Proponents serve as his alter egos. Thus, the Proposals are excludable pursuant to Rule 14a-8(c), which states that each stockholder may submit no more than one proposal for each stockholder meeting. In this regard, Mr. Chevedden has failed to select which of the three Proposals he wishes to sponsor for consideration at the Company's 2009 Annual Meeting of Stockholders despite being provided proper notice of the one proposal limit in Rule 14a-8(c). The Proposals also may be excluded pursuant to Rule 14a-8(b) which states, "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

The history of these rules indicates that the Commission was well aware of the potential for abuse of the stockholder proposal process, and the Commission has indicated on several occasions that it would not tolerate such conduct. Consistent with the history of Rule 14a-8(b) and Rule 14a-8(c), the Staff on many occasions has concurred that multiple proposals could be excluded when facts and circumstances indicate that a single proponent was acting through nominal proponents.

Mr. Chevedden and his tactics are well known in the stockholder proposal community. Although he apparently personally owns stock in a few corporations, through a group of nominal proponents he submitted more than 125 stockholder proposals to more than 85 corporations in 2008 alone.[1] No other proponent operates in such a manner, or on so widespread a basis, in seeking to circumvent the Commission's stockholder proposal rules. In addition, Mr. Chevedden has never demonstrated that he personally owns any of the Company's shares and thus is seeking to interject his proposals into the Company's 2009 Proxy Materials without personally having any stake or investment in the Company, contrary to the objectives and intent of the ownership requirements of Rule 14a-8. Thus, as discussed below, in light of the facts and circumstances

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[1] Based on data provided by RiskMetrics Group as of December 6, 2008. Moreover, Mr. Chevedden and certain stockholders under whose names he frequently submits proposals (the Rossi Family, the Steiner family and the Gilbert family) accounted for at least 533 out of the 3,476 stockholder proposals submitted between 1997 and 2006. *See* Michael Viehs and Robin Braun, *Shareholder Activism in the United States—Developments over 1997-2006—What are the Determinants of Voting Outcomes*, August 15, 2008.

surrounding the Proposals and Mr. Chevedden's methods, to address Mr. Chevedden's persistent and continuing abuse of Rule 14a-8, we request that the Staff concur in our view that the Company may exclude the Proposals submitted by Mr. Chevedden on behalf of the Nominal Proponents pursuant to Rule 14a-8(c) and Rule 14a-8(b).

A. Abuse of the Commission's Stockholder Proposal Rules.

Rule 14a-8(c) provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." When the Commission more than 30 years ago first adopted a limit on the number of proposals that a stockholder would be permitted to submit under Rule 14a-8, it stated that it was acting in response to the concern that some "proponents . . . [exceed] the bounds of reasonableness . . . by submitting excessive numbers of proposals." Exchange Act Release No. 12999 (November 22, 1976). It further stated that "[s]uch practices are inappropriate under Rule 14a-8 not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents . . . ." *Id.* Thus, the Commission adopted a two proposal limitation (subsequently amended to be a one proposal limitation) but warned of the "possibility that some proponents may attempt to evade the [rule's] limitations through various maneuvers . . . ." *Id.* The Commission went on to warn that "such tactics" could result in the granting of no-action requests permitting exclusion of the multiple proposals.

In 1982, when it proposed amendments to the Rule to reduce the proposal limit from two proposals to one proposal, the Commission stated:

> These changes, both in the rule and the interpretations thereunder, reflect in large part, criticisms of the current rule that have increased with the pressure placed upon the existing mechanism by the large number of proposals submitted each year and the increasing complexity of the issues involved in those proposals, as well as the susceptibility of certain provisions of the rule and the staff's interpretations thereunder to abuse by a few proponents.... Exchange Act Release No. 19135 (October 14, 1982).

When the Commission amended the Rule in 1983 to require a minimum investment and a minimum holding period, the Commission explicitly acknowledged the potential for abuse in the stockholder proposal process:

> A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or holding period as a condition to eligibility under Rule 14a-8. Many of these commentators expressed the view that abuse of a security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured stake or investment in the corporation. The Commission believes that there is merit to

those views and is adopting the eligibility requirement as proposed. Exchange Act Release No. 20091 (August 16, 1983).

The type of abuse that the Commission sought to deter undermines the stockholder proposal process. Among the other policy reasons cited by the Commission for adopting the one proposal rule was recognition that the Rule 14a-8 process imposes costs on companies and thus on all of their stockholders. The Commission stated, "The Commission believes that this change is one way to reduce issuer costs and to improve the readability of proxy statements without substantially limiting the ability of proponents to bring important issues to the shareholder body at large." Exchange Act Release No. 20091 (August 16, 1983). As well, we believe that Mr. Chevedden's actions place demands on the Commission's limited resources, diverting those scarce resources from other matters and from more efficiently administering the stockholder proposal process.[2]

The potential for abuse that the Commission was concerned about, as reflected in the Commission releases quoted above, has in fact been realized by Mr. Chevedden's pattern over recent years of submitting multiple stockholder proposals to the Company, ostensibly as the representative for the Nominal Proponents or, at times, other Company stockholders. However, as discussed below, Mr. Chevedden is the architect and author of the Proposals and has no "stake or investment" in the Company. Moreover, the facts and circumstances regarding the Proposals indicate that he, and not the Nominal Proponents, is the Proponent of the Proposals.

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[2] The demands on companies' and the Commission's resources are aggravated by the manner in which Mr. Chevedden operates. For example, he has rarely agreed to withdraw a proposal even when a company has demonstrated that a substantially identical, earlier received proposal will be included in the company's proxy statement or that the company has already implemented the proposal, thus requiring the company to submit a no-action request in order to exclude the proposal. Research in no-action letter precedent reveals dozens of times in recent years when companies have obtained the Staff's concurrence that a proposal had been substantially implemented and yet Mr. Chevedden had refused to withdraw the proposal. Notably, as discussed below, Mr. Chevedden refused to withdraw a proposal that he submitted to the Company during the 2007 proxy season despite the fact that the Company's Board of Directors had already approved it as an amendment to the Company's Certificate of Incorporation, and had represented that it would recommend the amendment's adoption by stockholders at the Company's next annual meeting. *See The Dow Chemical Co.* (avail. Feb. 26, 2007).

B. *Legal Standards for Concluding that the Nominal Proponents Are the Proponent's Alter Egos.*

The Staff has interpreted Rule 14a-8(c) (and its predecessor) to permit exclusion of multiple proposals when the facts and circumstances show that nominal proponents "are acting on behalf of, under the control of, or as the alter ego of" the stockholder proponent. *BankAmerica Corp.* (avail. Feb. 8, 1996). *See also Weyerhaeuser Co.* (avail. Dec. 20, 1995); *First Union Real Estate (Winthrop)* (avail. Dec. 20, 1995); *Stone & Webster Inc.* (avail. Mar. 3, 1995); and *Banc One Corp.* (avail. Feb. 2, 1993). Moreover, the Staff (echoing the Commission's statement) has on several occasions noted, "the one proposal limitation applies in those instances where a person (or entity) attempts to avoid the one proposal limitation through maneuvers, such as having persons they control submit a proposal." *See American Power Conversion Corp.* (avail. Mar. 27, 1996); and *Consolidated Freightways, Inc. (Recon.)* (avail. Feb. 23, 1994). In *First Union Real Estate (Winthrop)*, the Staff concurred with the exclusion of three proposals, stating that "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [the trustee]."

The Staff's application of the "control" standard is well founded in principles of agency. As set forth in the Restatement of Agency:

> The relation of agency is created as the result of conduct by two parties manifesting that one of them is willing for the other to act for him subject to his control, and that the other consents so to act. The principal must in some manner indicate that the agent is to act for him, and the agent must act or agree to act on the principal's behalf and subject to his control. Agency is a legal concept which depends upon the existence of required factual elements: the manifestation by the principal that the agent shall act for him, the agent's acceptance of the undertaking and the understanding of the parties that the principal is to be in control of the undertaking. Restatement (Second) of Agency § 1 (1958).

The Staff has concurred that the "alter ego" and "control" standards are satisfied where the facts and circumstances indicate that a single proponent is effectively the driving force behind the relevant stockholder proposals or that the proponents are, as in *First Union Real Estate*, a group headed by Mr. Chevedden. As discussed below, the Nominal Proponents have granted to Mr. Chevedden complete control over the stockholder proposal process, and the Nominal Proponents' conduct indicates that they act as his agents by agreeing to let their shares serve as the basis for him to submit the Proposals. Likewise, Mr. Chevedden so dominates all aspects of the Nominal Proponents' submission of the Proposals that they are his alter egos.

C. *Staff Precedent Supports that the Nominal Proponents Are the Proponent's Alter Egos.*

There are a variety of facts and circumstances under which the alter ego and control standards have been applied in order to give effect to the one proposal and share ownership requirements of Rule 14a-8. The Staff in numerous instances has concurred that the one proposal limitation under Rule 14a-8(c) applies when multiple proposals were submitted under the name of nominal proponents serving as the alter egos or under the control of a single proponent and the actual proponent explicitly conceded that it controlled the nominal proponents' proposals.[3] The Staff also repeatedly has permitted the exclusion of stockholder proposals in cases where a stockholder who is unfamiliar with Rule 14a-8's one proposal limit has submitted multiple proposals and, upon being informed of the one proposal rule, has had family members, friends or other associates submit the same or similar proposals.[4] In addition, as detailed below, there are many precedents demonstrating that a company may use circumstantial evidence to satisfy its burden of demonstrating that nominal proponents are the alter egos of a single proponent. For example:

- In *TPI Enterprises, Inc.* (avail. July 15, 1987) the Staff concurred with the exclusion of multiple stockholder proposals under the predecessor to Rule 14a-8(c) where (1) a law firm delivered all of the proposals on the same day, (2) the individual coordinating the proposals communicated directly with the company regarding the proposals, (3) the content of the documents accompanying the proposals were identical, including the same typographical error in two proposals, (4) the subject matter of the proposals were similar to subjects at issue in a lawsuit previously brought by the coordinating stockholder, and (5) the coordinating stockholder and the nominal proponents were linked through business and family relationships.

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3 *See e.g., Banc One Corp.* (avail. Feb. 2, 1993) (concurring with the omission of proposals submitted by a proponent and two nominal proponents where the proponent stated in a letter to the company that he had recruited and "arranged for other qualified shareholders to serve as proponents of three shareholder proposals which we intend to lay before the 1993 Annual Meeting."); and *Occidental Petroleum* (avail. Mar. 22, 1983) (permitting exclusion under the predecessor to Rule 14a-8(c) where the proponent admitted to the company's counsel that he had written all of the proposals and solicited nominal proponents).

4 *See, e.g., General Electric Co.* (avail. Jan. 10, 2008) (concurring with the omission of two proposals initially submitted by one proponent and, following notice of the one proposal rule, resubmitted by the proponent's two daughters, where (on behalf of the two stockholders) the initial proponent handled all of the correspondence with the Company and the Staff regarding the proposals and the initial and resubmitted proposals and supporting statements were identical in substance and format); and *Staten Island Bancorp, Inc.* (avail. Feb. 27, 2002) (concurring in the exclusion under Rule 14a-8(c) of five stockholder proposals, all of which were initially submitted by one proponent, and when notified of the one proposal rule, the proponent, a daughter, close friends and neighbors resubmitted similar and in some cases identical proposals).

- In *Peregrine Pharmaceuticals Inc.* (avail. July 28, 2006), the Staff concurred that the company could exclude two proposals received from a father and son, where the father served as custodian of the son's shares and the multiple proposals were all dated the same, e-mailed on the same date, contained identical addresses, were formatted the same, and were accompanied by identical transmittal letters.

- In *Albertson's* (avail. Mar. 11, 1994), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of two of three stockholder proposals submitted by three individuals associated with the Albertson's Shareholder's Committee ("ASC"). All three proponents had previously represented themselves to Albertson's as ASC co-chairs and were active in a labor union representing Albertson's employees. The labor union had publicly declared its intention to use the stockholder proposal process as a pressure point in labor negotiations. Moreover, the three proposals included identical cover letters and two contained similar supporting statements. The Staff concurred with the exclusion of the two proposals in which the proponents identified themselves as affiliated with ASC; the third proposal contained no such reference and was not excludable.

- In *BankAmerica* (avail. Feb. 8, 1996), the Staff concurred with the exclusion of multiple proposals under the predecessor to Rule 14a-8(c) after finding that the individuals who submitted the stockholder proposals were acting on behalf of, under the control of, or as the alter egos of Aviad Visoly. Specifically, Mr. Visoly was the president of a corporation that submitted one proposal and the custodian of shares held by another. Moreover, a group of which Mr. Visoly was president endorsed the proposals, the proposals were formatted in a similar manner, and the proponents acted together in connection with a proposal submitted the prior year.

- In *Occidental Petroleum* (avail. Mar. 22, 1983), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of six proposals that had been presented at the prior year's annual meeting where, following the annual meeting, the proponent admitted to the Company's assistant general counsel that he had written all of the proposals and solicited nominal proponents.

- In *First Union Real Estate (Winthrop)* (avail. Dec. 20, 1995), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of three proposals submitted by one individual on behalf of a group of trusts where the trustee, after being informed of the one proposal rule, resubmitted the proposals, allocating one to each trust, but the trustee signed each cover letter submitting the proposals in his capacity as fiduciary. The Staff concurred that under the facts, "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [the trustee]."

D. *The Facts and Circumstances Indicate that Mr. Chevedden, Not the Nominal Proponents, Is the Proponent of the Proposals.*

The facts and circumstances surrounding the Proposals, the Nominal Proponents and Mr. Chevedden demonstrate that Mr. Chevedden employs the same tactics to attempt to evade Rule 14a-8's requirements that have been present in other precedents where multiple proposals have been excluded under Rule 14a-8(c). In fact, Mr. Chevedden does not attempt to hide the fact that he is submitting multiple proposals and controlling all aspects of those submissions. He has purported to submit proposals on behalf of the Nominal Proponents, but all aspects of his handling of the Proposals demonstrate that he is controlling the Nominal Proponents' proposals and that they have ceded control of the process to him. These facts indicate that Mr. Chevedden performed (and continues to perform) all or substantially all of the work submitting and supporting the Proposals, and thus so dominates and controls the process that it is clear the Nominal Proponents serve as his alter egos.

- Some of the strongest indications of Mr. Chevedden's status as the Proponent arise from his role in the submission of the Proposals. Each of the Proposals was in fact "submitted" by Mr. Chevedden as each of the Proposals was faxed from the same telephone number which corresponds to Mr. Chevedden's contact number provided in the text of each cover letter. The Company's proxy statement states that stockholder proposals are to be sent to the Corporate Secretary of the Company, and the Nominal Proponents have not communicated with the Secretary at all with regard to the Proposals other than through Mr. Chevedden.[5]

- Mr. Chevedden, exclusively, has responded to requests from the Company for proof of stock ownership by the Nominal Proponents. Notably, he responded to the Company's request for ownership information from Mr. Steiner with a letter signed by Mr. Filiberto, another Nominal Proponent, as broker. The Company's correspondence with Mr. Chevedden indicates that Mr. Steiner was not involved at all in the submission of his proof of ownership and, further, that Mr. Chevedden is coordinating all correspondence with the Company with respect to the Proposals.

- Significantly, each of the cover letters is generic and refers only to "this Rule 14a-8 proposal." *See* Exhibit A. Thus, there is no evidence that the Nominal Proponents

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[5] This process contrasts with and is clearly distinguishable from the more typical situation (frequently seen with labor unions and religious organizations that are stockholders) where a proponent directly submits a proposal to the company on its own letterhead and arranges for providing proof of ownership, but appoints another person to act on its behalf in coordinating any discussions with respect to the subject matter of the proposal.

are even aware of the subject matter of the Proposals that Mr. Chevedden has submitted under their names!

- But for the dates and the Nominal Proponents' names and addresses, each of the cover letters signed by the Nominal Proponents is virtually identical. *See* Exhibit A. Each of the cover letters to the Company states, "This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company," but, as noted above, does not identify the subject matter of the proposal. Each letter also states, "This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." These cover letters add, "[p]lease direct all future communications to John Chevedden," and they provide Mr. Chevedden's phone number and e-mail address.

- Mr. Chevedden similarly does not appear to communicate with the Nominal Proponents when submitting modified proposals. When Mr. Chevedden submitted a modified version of the Special Meeting Proposal, the handwritten words "modified November 27, 2008" were written onto the same original cover letter that Mr. Rossi had signed, dated October 6th. *See* Exhibit A. This further illustrates the fact that Mr. Chevedden acts without any instruction from or involvement by the Nominal Proponents.

- The Proposals abound with other similarities: each bears the same proposal number followed by the proposal ("3 – [Title of Proposal]") with each in the same format (centered and bolded); two of the proposals contain a section entitled "Statement of [Nominal Proponent's Name]," also in the same format (centered and bolded); the two "Statement of [Nominal Proponent's Name]" sections conclude with the exact same language, "Please encourage our board to respond positively to this proposal", and the body of the third proposal concludes with "I urge our board to respond positively to this proposal"; and all of the Proposals conclude with the proposal name followed by the phrase "Yes on 3" followed by an underscore, in the exact same format (centered and bolded). Significantly, each Proposal includes the same "Notes" section, which furnishes instructions for publication of the proposal, quotes Staff Legal Bulletin No. 14B, and cites the Sun Microsystems, Inc. no-action letter dated July 21, 2005. *See* Exhibit A.

- The supporting statements of the Proposals use similar language and references. For example, two of the proposals use similar bullet point formatting to report on performance issues at the Company in 2008. The first bullet point of both states that the Corporate Library "rated our company 'High Concern' in [executive] pay with $18 million for Andrew Liveris." *See* Exhibit A.

- Following his submission of the Proposals, Mr. Chevedden has handled all aspects of navigating the Proposals through the stockholder proposal process. Each of the cover

> letters conceded that Mr. Chevedden controls all aspects of the process, expressly appointing Mr. Chevedden as the Nominal Proponent's "designee to act on my behalf regarding this Rule 14a-8 proposal . . . before, during and after the forthcoming shareholder meeting" and directing that "all future communications" be directed to Mr. Chevedden. Further demonstrating his control over the process, Mr. Chevedden has handled all aspects of responding to correspondence from the Company regarding the Proposals. *See* Exhibit B.

The foregoing facts are similar to many of the facts that existed in the precedents cited above. As with *TPI Enterprises*, the same person has delivered all of the Proposals to the Company, and that individual has been the only person to communicate directly with the Company regarding the Proposals, the content of the documents accompanying the Proposals are identical, and (as discussed below) the subject matters of the Proposals are similar to subjects that the Proponent is advocating at other companies through the same and other nominal proponents. As with the *Peregrine Pharmaceuticals* precedent and the *General Electric* precedent (cited in footnote 4 above), Mr. Chevedden is handling all correspondence and all work in connection with submitting the Proposals. In short, the facts here demonstrate that the Nominal Proponents serve only as a basis for asserting ownership of the Company's stock, and in fact that they are alter egos for Mr. Chevedden.

Given that Mr. Chevedden is familiar enough with Rule 14a-8 to not initially submit multiple proposals under his own name, it is not surprising that the facts here vary to some degree with the precedents cited above. However, many of the facts that are present here go beyond those cited in existing precedents to more clearly demonstrate the extent to which Mr. Chevedden controls the Proposals and thus demonstrates that he is the true proponent of the Proposals. For example, as with the case in the *Occidental Petroleum* letter cited above, a published report indicates that the Proponent drafts the Proposals he submits on behalf of nominal proponents.[6] In addition:

- Mr. Chevedden, not the Nominal Proponents, traditionally handles all of the correspondence with the Staff regarding proposals submitted by Nominal Proponents to the Company. During the 2003 through 2008 proxy seasons, Mr. Chevedden submitted at least six stockholder proposals to the Company.

- Mr. Chevedden appears to treat the Nominal Proponents as interchangeable:

---

[6] Phyllis Plitch, *GE Trying To Nix Holder Proposal To Split Chmn, CEO Jobs*, DOW JONES NEWS SERVICE, January 13, 2003. ("...[the nominal proponent's] ally John Chevedden – who drafted the proposal – sent the SEC a point-by-point rebuttal, calling GE's actions to 'suppress' the proposal 'aggressive and contrived.'").

- In 2008, Mr. Chevedden submitted a version of the Special Meeting Proposal to the Company under the name of Mr. Filiberto and The Great Neck Capital Appreciation Ltd Partnership as nominal proponent. This year, Mr. Chevedden submitted the Special Meeting Proposal under the name of Mr. Rossi.

- In 2008, Mr. Chevedden submitted to the Company under the name of Mr. Rossi as nominal proponent a proposal seeking implementation of majority voting in the election of directors. This year, Mr. Chevedden submitted the Cumulative Voting Proposal under the name of Mr. Steiner as nominal proponent.

- Identical or substantially similar versions of the Proposals have been or are being submitted to other companies by other nominal proponents, in each case with Mr. Chevedden being the common denominator among the proposals:

  - The Company received the Special Meeting Proposal during last year's proxy season and again this year. During the 2007 and 2008 proxy seasons, 57 similar special meeting proposals were submitted to other companies by Mr. Chevedden and nominal proponents for whom he typically serves as proxy. In addition, Mr. Chevedden and nominal proponents have submitted special meeting proposals to at least 28 other companies this year. Moreover, as further evidence of the generic nature of Mr. Chevedden's proposals, the Special Meeting Proposal that he submitted to the Company this year is titled "Special Shareowner Meetings" despite the fact that the Company's proxy materials use the term "stockholder" rather than "shareowner."

  - The Company received the Cumulative Voting Proposal for the first time this year. Notably, during the 2004 through 2008 proxy seasons, at least 41 other cumulative voting proposals that were identical or substantially similar in language and format to the Cumulative Voting Proposal were submitted to other companies either by Mr. Chevedden in his own name or in the name of an individual who named Mr. Chevedden as proxy.

  - The Company received the Say on Pay Proposal for the first time this year. Notably, during the 2007 and 2008 proxy seasons, at least 27 other say on pay proposals that were identical or substantially similar in language and format to the Say on Pay Proposals were submitted to other companies either by Mr. Chevedden in his own name or in the name of an individual who named Mr. Chevedden as proxy.

- Mr. Chevedden has little real regard for or interest in the Company, or any other company to which he submits his proposals. On multiple occasions he has submitted a proposal that had already been implemented by the Company. For example, for the

2006 annual meeting, Mr. Chevedden submitted a proposal to the Company titled "Elect Each Director Annually." *See The Dow Chemical Co.* (avail. Mar. 22, 2006). Upon being informed that this proposal had already been implemented by the Company, Mr. Chevedden sought to submit another proposal to the Company regarding an entirely different issue, instead of being pleased with the Company's governance reforms. Additionally, for the 2007 annual meeting, Mr. Chevedden submitted a proposal regarding simple majority voting that the Company's Board of Directors had already approved as an amendment to the Company's Certificate of Incorporation, and had represented that it would recommend such amendment be adopted by stockholders at the next annual meeting. *See The Dow Chemical Co.* (avail. Feb. 26, 2007).

- Mr. Chevedden commonly takes credit for proposals submitted by his nominal proponents. For example, in early 2006, Mr. Chevedden "said he chose forest-products producer Weyerhaeuser [to receive a stockholder proposal on supermajority voting] because of its failure to act on years of majority votes to declassify its board."[7] According to data from RiskMetrics Group, in 2006, Weyerhaeuser did not receive a stockholder proposal from Mr. Chevedden but did receive a proposal on supermajority voting from Nick Rossi who appointed Mr. Chevedden as his proxy. Substantially similar stockholder proposals were submitted to other companies that same year by Mr. Chevedden (five proposals) and numerous other individuals who typically appoint Mr. Chevedden as their proxy (Ray Chevedden, three proposals; members of the Rossi family, 14 proposals; and William Steiner, five proposals).

- Similarly, in 2007, Mr. Chevedden took credit for two stockholder proposals related to executive compensation at The Boeing Company ("Boeing"). A published reported described Mr. Chevedden as having "introduced the two pay measures" and "[vowing] to press the measures again next year."[8] In fact, according to Boeing's own no-action request letter filed on December 19, 2008, the two executive compensation proposals were submitted by Mr. Chevedden's nominal proponents, Ray Chevedden and David Watt, for both the 2007 and 2008 annual meetings.

- Mr. Chevedden is widely recognized in the press as being the principal behind the multiple proposals he submits through nominal proponents. *See* Craig D. Rose, *Sempra reformers get their point across*, SAN DIEGO UNION TRIBUNE, May 5, 2004, at C1 ("The measures were presented by John Chevedden, a long-time corporate

---

7 Subodh Mishra, *2006 U.S. proxy season preview*, GOVERNANCE WEEKLY, February 17, 2006.

8 Julie Johnsson, *Discontent in air on execs' pay at Boeing*, CHICAGO TRIBUNE, May 1, 2007, at 4.

governance activist from Redondo Beach.") (*emphasis added*); and Richard Gibson, *Maytag CEO puts himself on line in proxy issues battle*, THE ASSOCIATED PRESS STATE & LOCAL WIRE, April 4, 2002, at C2 ("Last year, three measures the company opposed won approval from a majority of holders in proxy voting . . . . The dissident proposals were submitted by a shareholder identified as John Chevedden, the owner of 207 shares of Maytag.") (*emphasis added*).

While Mr. Chevedden's complete control of the process has the effect of avoiding any possibility of the Nominal Proponents expressly acknowledging that they serve as Mr. Chevedden's alter egos (as occurs in some of the precedents cited above), it more powerfully demonstrates that they have ceded absolute control over the Proposals to him. Nevertheless, the facts and circumstances described above clearly indicate that the Nominal Proponents are alter egos for Mr. Chevedden, and that he is the controlling force behind the Proposals and the Nominal Proponents.

E. The Company Properly Notified the Proponent of the One Proposal Limit in Rule 14-8(c), but the Proponent Failed To Correct this Deficiency.

The Company received the Proposals from the Proponent as follows:

- the Proponent submitted the Special Meeting Proposal to the Company on October 27, 2008 via his personal fax number;
- the Proponent submitted the Cumulative Voting Proposal to the Company on November 3, 2008 via his personal fax number;
- the Proponent submitted the Say on Pay Proposal to the Company on [November 25, 2008 via his personal fax number; and
- the Proponent submitted an updated version of the Special Meeting Proposal to the Company on November 27, 2008 via his personal fax number.

After receiving the Cumulative Voting Proposal on November 3, 2008, the Company timely sent the Proponent a deficiency notice (the "First Deficiency Notice") by Federal Express on November 13, 2008. *See* Exhibit C. Federal Express records confirm delivery of the First Deficiency Notice at 1:58 p.m. on November 14, 2008. *See* Exhibit D. The First Deficiency Notice notified the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the deficiency, specifically that a stockholder may submit no more than one proposal to a company for a particular stockholder meeting. The First Deficiency Notice asked the Proponent to notify the Company as to which of the Proposals he wished to withdraw.

On November 25, 2008, the Proponent sent an e-mail to the Company responding to the First Deficiency Notice. The e-mail stated only that "each Dow Chemical Company shareholder who submitted a Rule 14a-8 proposal submitted one proposal each." *See* Exhibit E. The Proponent did not provide any indication that he intended to withdraw any of the Proposals.

After receiving the Say on Pay Proposal on November 25, 2008, the Company timely sent the Proponent another deficiency notice (the "Second Deficiency Notice") by Federal Express on December 3, 2008. *See* Exhibit F. Federal Express records confirm delivery of the Second Deficiency Notice at 9:07 a.m. on December 5, 2008. *See* Exhibit G. The Second Deficiency Notice notified the Proponent that his response to the First Deficiency Notice did not cure the multiple submissions, and reiterated the requirements of Rule 14a-8 and how the Proponent could cure the deficiency. The Second Deficiency Notice again asked the Proponent to notify the Company as to which of the Proposals he wished to withdraw.

On December 12, the Proponent sent an e-mail to the Company which was virtually identical to the November 25 e-mail. It stated that "each company shareholder who signed a rule 14a-8 proposal submittal letter submitted one proposal each." *See* Exhibit H. The Proponent again did not provide any indication that he intended to withdraw any of the Proposals, and as of the date of this letter, the Proponent has not notified the Company as to which of the Proposals he wishes to appear in the 2009 Proxy Materials. Thus, the Proponent has failed to cure the deficiency, and all of the Proposals may be excluded.

F. The Staff also Has Concurred that the Alter Ego and Control Standards Apply under Rule 14a-8(b).

The Staff previously has concurred that the alter ego analysis discussed above applied to Mr. Chevedden's attempts to use a nominal proponent to satisfy the ownership requirements in Rule 14a-8(b). For example, in *TRW Inc.* (avail. Jan. 24, 2001), the Staff concurred in the exclusion of a stockholder proposal submitted by a nominal proponent on behalf of Mr. Chevedden, where Mr. Chevedden did not personally own any of the company's stock. There, according to the Staff, the facts demonstrated that (1) the nominal proponent "became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr. Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution"; (2) the nominal proponent "indicated that Mr. Chevedden drafted the proposal"; and (3) the nominal proponent "indicated that he is acting to support Mr. Chevedden and the efforts of Mr. Chevedden." Similarly, in *PG&E Corp.* (avail. Mar. 1, 2002), the Staff concurred with the exclusion of a stockholder proposal submitted by Mr. Chevedden and co-sponsored by several nominal proponents, where Mr. Chevedden did not personally satisfy the stock ownership requirements. In that case, the nominal proponents stated that they did not know each other, one proponent indicated that Mr. Chevedden submitted the proposal without contacting him and the other said that Mr. Chevedden was "handling the matter." The Staff concurred with exclusion under Rule 14a-8(b), stating that Mr. Chevedden was "not eligible to submit a proposal" to the company.

Further, the Second Deficiency Notice provided notice to the Proponent of his failure to meet the ownership requirements of Rule 14a-8(b). *See* Exhibit F. In addition, the Company attached to the Second Deficiency Notice a copy of Rule 14a-8. The Second Deficiency Notice stated, "to date, we have not otherwise received proof that [the Proponent] ha[s] satisfied [Rule 14a-8's] ownership requirements" and further stated:

> To remedy this defect, [the Proponent] must submit sufficient proof of [his] ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:
>
> - a written statement from the "record" holder of [the Proponent's] shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, [the Proponent] continuously held the requisite number of Company shares for at least one year; or
>
> - if [the Proponent] ha[s] filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, . . . a copy of the schedule and/or form . . . and [the Proponent's] written statement that [he] continuously held the requisite number of Company shares for the one-year period.

Despite his receipt of the Second Deficiency Notice, the Proponent has failed to provide the Company with satisfactory evidence of the requisite ownership of Company stock as of the date the Proposal was submitted. Accordingly, we ask that the Staff concur that the Company may exclude the Proposals under Rule 14a-8(b).

G. *For these Reasons, the Staff Should Determine that Mr. Chevedden Is the Proponent of the Proposals and Concur with their Exclusion Pursuant to Rule 14a-8(c) and Rule 14a-8(b).*

The facts and circumstances surrounding the Proposals, the Nominal Proponents and Mr. Chevedden make clear that Mr. Chevedden is attempting to circumvent the one proposal limit in Rule 14a-8(c) and the ownership requirements in Rule 14a-8(b). Specifically, Mr. Chevedden's performance of the work submitting and supporting the Proposals, the language and formatting similarities among the Proposals, and the fungible nature of stockholder proposals for which he is appointed proxy are compelling evidence demonstrating that the Nominal Proponents are "under the control of, or [function] as the alter ego of" Mr. Chevedden.

The need to examine specific facts and circumstances in applying the alter ego and control tests under Rule 14a-8(c) and Rule 14a-8(b) is especially important, as applying a narrow interpretation that effectively limits the application of the rules to only a few scenarios would provide stockholders interested in evading Rule 14a-8's limitations with a roadmap on how to do so and would not further the Commission's intent to address abusive situations.[9] Although some of the circumstances present in the precedents cited above are not present here, the cumulative evidence of the Proponent's activities with respect to the Proposals and with respect to other proposals submitted to the Company and to many other companies in the past, present a compelling case for application of Rule 14a-8(c) and Rule 14a-8(b). Thus, based on the language set forth by the Commission in Exchange Act Release No. 12999, specifically that "such tactics" and "maneuvers" could result in the granting of no-action relief concerning the omission of the Proposals at issue, and on the no-action letter precedents cited above, and in order to prevent the Commission's rules from being circumvented or rendered a nullity, we believe that all of the Proposals are excludable in reliance on Rule 14a-8(c) and Rule 14a-8(b).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or W. Michael McGuire, the Company's Assistant Secretary, at (989) 636-9185.

Sincerely,

Ronald O. Mueller

ROM/eai
Enclosures

cc: W. Michael McGuire, The Dow Chemical Company
John Chevedden
Nick Rossi
William Steiner
Mark Filiberto, Palm Garden Partners L.P.

100577592_6.DOC

[9] Thus, the operation of Rule 14a-8(b) and Rule 14a-8(c) does not chill the ability of stockholders generally to appoint representatives to engage in discussions with companies regarding their proposals and to co-sponsor proposals with other stockholders, as each of these situations are clearly distinguishable from the facts present here.

EXHIBIT A

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Andrew N. Liveris
Chairman
Dow Chemical Company (DOW)
2030 Dow Center
Midland MI 48674

RECEIVED
OCT 2 7 2008
Office of
Corporate Secretary

Rule 14a-8 Proposal

Dear Mr. Liveris,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Rossi 10/6/08

cc: Charles J. Kalil
Corporate Secretary
PH: 989 636-1000
Fax: 989 832-1556
Thomas Moran <tgmoran@dow.com>
Assistant Secretary
PH: 989-638-2176
FX: 989-638-1740

[DOW: Rule 14a-8 Proposal, October 26, 2008]
3 – Special Shareowner Meetings

RESOLVED. Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

Statement of Nick Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

This proposal topic also won impressive support (based on 2008 yes and no votes) at the following companies:

International Business Machines (IBM)	56%	Emil Rossi (Sponsor)
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library (TCL) www.thecorporatelibrary.com, an independent research firm, rated our company "High Concern" in CEO pay – $18 million for Andrew Liveris.
- We did not have an independent board chairman.
- Our directors need only one-vote to be elected.
- We had no shareholder right to:
  1) Cumulative voting.
  2) To act by written consent.
- Three directors, including Arnold Allemang and Geoffery Merszei, were insiders – Independence concern.
- Our Lead Director, Paul Stern, had 16-years director tenure – Independence concern.
- Two directors had 15-years tenure – Independence concerns:
  Jacqueline Barton
  Barbara Hackman Franklin
- Directors with more than 15-years tenure held 5 seats on our key audit, executive pay and nomination committees – Independence concern.
- Our directors served on 7 boards rated "D" by TCL:
  Andrew Liveris Citigroup (C)

John Hess	Hess Corporation (HES)
James Ringler	Teradata (TDC)
James Ringler	FMC Technologies (FTI)
Ruth Shaw	Wachovia (WB)
Dennis Reilley	Covidien (COV)
Dennis Reilley	Marathon Oil (MRO)

- Plus Dennis Reilley was rated a "Problem Director" by TCL due to his involvement with bankrupt Enrergy Corporation and yet served on our key audit and executive pay committees.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** **sponsored this proposal.**

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

-----Original Message-----
From: olmsted [mailto:*** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 27, 2008 3:19 PM
To: McGuire, Mike (WM) - Legal
Subject: Rule 14a-8 Proposal (DOW) SPM

Mr. McGuire,
Please see the attachment.
Sincerely,
John Chevedden

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Andrew N. Liveris
Chairman
Dow Chemical Company (DOW)
2030 Dow Center
Midland MI 48674

MODIFIED NOV. 27, 2008

Rule 14a-8 Proposal

Dear Mr. Liveris,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Rossi 10/6/08

cc: Charles J. Kalil
Corporate Secretary
PH: 989 636-1000
Fax: 989 832-1556
Thomas Moran <tsmoran@dow.com>
Assistant Secretary
PH: 989-638-2176
FX: 989-638-1740

[DOW: Rule 14a-8 Proposal, October 26, 2008, Modified November 27, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Nick Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

This proposal topic also won impressive support at the following companies based on 2008 yes and no votes:

International Business Machines (IBM)	56%	Emil Rossi (Sponsor)
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library (TCL) www.thecorporatelibrary.com, an independent research firm, rated our company "High Concern" in CEO pay with $18 million for Andrew Liveris.
- Three directors, including Arnold Allemang and Geoffery Merszei, were insiders – Independence concern.
- Our Lead Director, Paul Stern, had 16-years director tenure – Independence concern.
- Two directors had 15-years tenure – Independence concerns:
  - Jacqueline Barton
  - Barbara Hackman Franklin
- These directors with more than 15-years tenure held 5 seats on our key audit, executive pay and nomination committees – Independence concern.
- Our directors served on 7 boards rated "D" by The Corporate Library:

Andrew Liveris	Citigroup (C)
John Hess	Hess Corporation (HES)
James Ringler	Teradata (TDC)
James Ringler	FMC Technologies (FTI)
Ruth Shaw	Wachovia (WB)
Dennis Reilley	Covidien (COV)
Dennis Reilley	Marathon Oil (MRO)

• Plus Dennis Reilley was rated a "Problem Director" by TCL due to his involvement with bankrupt Emergy Corporation and yet he served on our key audit and executive pay committees.
• Our directors need only one-vote to be elected.
• We had no shareholder right to:
Cumulative voting.
To act by written consent.
Vote on executive pay.
An independent Board Chairman.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Andrew N. Liveris
Chairman
Dow Chemical Company (DOW)
2030 Dow Center
Midland MI 48674

RECEIVED
[illegible] 2008
Office of
Corporate Secretary

Rule 14a-8 Proposal

Dear Mr. Liveris,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner

10/28/08
Date

cc: Charles J. Kalil
Corporate Secretary
PH: 989 636-1000
FX: 989 832-1556
Thomas Moran <tamoran@dow.com>
Assistant Secretary
PH: 989-638-2176
FX: 989-638-1740

[DOW: Rule 14a-8 Proposal, November 3, 2008]
3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take the steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of William Steiner

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and in 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and in 2008. The Council of Institutional Investors www.cii.org recommended adoption of this proposal topic. CalPERS also recommend a yes-vote for proposals on this topic.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting also encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. It is not necessarily intended that a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company.

Please encourage our board to respond positively to this proposal:
Cumulative Voting
Yes on 3

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

RECEIVED
2008
Office of
Corporate Secretary

Mr. Andrew N. Liveris
Chairman
Dow Chemical Company (DOW)
2030 Dow Center
Midland MI 48674

Rule 14a-8 Proposal

Dear Mr. Liveris,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Mark Filiberto — Date: 7 Nov 2008

cc: Charles J. Kalil
Corporate Secretary
PH: 989 636-1000
FX: 989 636-3518
Thomas Moran <tmoran@dow.com>
Assistant Secretary
PH: 989-638-2176
FX: 989-638-1740

[DOW: Rule 14a-8 Proposal, November 25, 2008]
3 – Shareholder Say on Executive Pay

RESOLVED, that shareholders request our board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table and the accompanying narrative disclosure of material factors provided to understand the Summary Compensation Table (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any named executive officers.

Investors are increasingly concerned about mushrooming executive pay especially when it is insufficiently linked to performance. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions averaged 43% in favor, with ten votes over 50%, demonstrating strong shareholder support.

To date eight companies have agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Blockbuster, and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the Advisory Vote twice.

On the other hand shareholders at Wachovia and Merrill Lynch did not support 2008 "Say on Pay" ballot proposals. Now these shareholders don't have much of a say on anything.

Influential proxy voting service RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

The Council of Institutional Investors endorsed advisory votes and a bill to allow annual advisory votes passed the House of Representatives by a 2-to-1 margin. As presidential candidates, Senators Obama and McCain supported the Advisory Vote.

"There should be no doubt that executive compensation lies at the root of the current financial crisis," wrote Paul Hodgson for The Corporate Library www.thecorporatelibrary.com, an independent research firm. "There is a direct link between the behaviors that led to this financial collapse and the short-term compensation programs so common in financial services companies that rewarded short-term gains and short-term stock price increases with extremely generous pay levels."

The following executive pay and performance issues were identified at our company in 2008:

- The Corporate Library rated our company "High Concern" in executive pay with $18 million for Andrew Liveris.
- 75% of our executive pay committee directors served on boards rated "D" by The Corporate Library:

John Hess	Hess Corporation (HES)
Ruth Shaw	Wachovia (WB)
James Ringler	Teradata (TDC)
James Ringler	FMC Technologies (FTI)

- John Hess was a CEO serving on our executive pay committee which can lead to subjective practices.

• Ruth Shaw was designated an "Accelerated Vesting" director by The Corporate Library due to speeding up stock option vesting to avoid recognizing the related cost.

The above concerns shows there is need for improvement. I urge our board to respond positively to this proposal:

Shareholder Say on Executive Pay –
Yes on 3

Notes:
Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT B



2030 Dow Center

The Dow Chemical Company

October 28, 2008

Via Mail

Mr. Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Stockholder Proposal on Special Shareowner Meetings

Dear Mr. Rossi:

By way of this letter, I wish to acknowledge timely receipt on October 27, 2008 of a stockholder proposal on special shareowner meetings that you are submitting for the 2009 Annual Meeting of Stockholders of The Dow Chemical Company. We understand that you are once again appointing Mr. John Chevedden as your representative and substitute, and I will direct communications to Mr. Chevedden as you have instructed.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. To date, we have not received such proof of ownership.

To remedy this defect, you must submit sufficient proof of your ownership of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the Securities and Exchange Commission ("SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. For your reference, please find enclosed a copy of Rule 14a-8.

Dow's Annual Meeting will be held on May 14, 2009, in Midland, Michigan. Thank you.

Sincerely,

W. Michael McGuire
Assistant Secretary
989-636-9185
Fax: 989-638-1740
wmmcguire@dow.com

Enclosure – Rule 14a-8 of the Securities Exchange Act of 1934

cc: John Chevedden, via Overnight Mail

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

I. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy

statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 06, 2008 7:48 PM
To: McGuire, Mike (WM) - Legal
Subject: Rule 14a-8 Broker Letter (DOW)

Mr. McGuire,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,

John Chevedden

9558 Round Barn Blvd, #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Morgan Stanley

Post-it® Fax Note 7671	Date 11-6-08	# of pages ▶
To Michael McGuire	From Jim Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 979-638-1740	Fax #	

November 21, 2007

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

To: Nick Rossi

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley IRA STD : on the respective dates:

Acco Brands
12/31/2005 held 93 shares
2/24/2006 sold all shares

American International Group 7.7% Due 2047-12-18
12/11/2007 purchase & held 1600 shares

AmSouth Bank Corp n.k.a Regions Financial Corp New
12/31/2005 held 300 shares
11/06/2006 merges with Regions Financial Corp New
11/06/2006 held 239 shares

Archstone Smith Trust New
12/31/2005 held 250 shares
10/08/2007 Archstone Smith Trust New exchanged for cash, no longer holds a position

Bristol Myers Squibb Co.
12/31/2005 held 1000 shares

Fortune Brands Inc.
12/31/2005 held 398 shares

Frontline Capital Group
12/31/2005 held 240 shares

Gallaher GP Plc ADR
12/31/2005 398 shares
05/04/2007 Gallaher GP exchanged for cash, no longer holds a position

Merchants Bankshares
12/31/2005 held 300 shares

Reckson Associates Real Corp.

12/31/2005 held 500 shares
12/11/2006 sold all 500 shares, no longer has a position

WGL Holdings Inc (HLDG CO)
12/31/2006 held 600 shares

Apartment Investment & Management (preferred stock)
12/31/2006 held 400 shares

Dow Chemical Co.
08/11/2006 bought 600 shares

Bank of America Corp.
04/30/2007 bought 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,
Mark S Christensen
Financial Advisor

From: McGuire, Mike (WM) - Legal
Sent: Monday, November 10, 2008 12:47 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Fradette, Susan (SM); DeBolt, Laura (L); Mueller, Ronald O.
Subject: FW: Rule 14a-8 Broker Letter (DOW)

Attachments: CCE00011.pdf


CCE00011.pdf
(111 KB)

Thank you for your correspondence, but we will need current information regarding Mr. Rossi's holdings. The attached Morgan Stanley document is dated almost a year ago.

Regards,
Mike

-----Original Message-----
From: olmsted [mailto: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 06, 2008 7:48 PM
To: McGuire, Mike (WM) - Legal
Subject: Rule 14a-8 Broker Letter (DOW)

Mr. McGuire,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

8558 Round Barn Blvd, #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 526 1899

Morgan Stanley

Post-it® Fax Note 7671	Date 11-6-08	# of pages ▶
To Michael McGuire	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 989-638-1740	Fax #	

November 21, 2007

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

To: Nick Rossi

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley IRA STD (... on the respective dates:

Acco Brands
12/31/2005 held 93 shares
2/24/2006 sold all shares

American International Group 7.7% Due 2047-12-18
12/11/2007 purchase & held 1600 shares

AmSouth Bank Corp n.k.a Regions Financial Corp New
12/31/2005 held 300 shares
11/06/2006 merges with Regions Financial Corp New
11/06/2006 held 239 shares

Archstone Smith Trust New
12/31/2005 held 250 shares
10/09/2007 Archstone Smith Trust New exchanged for cash, no longer holds a position

Bristol Myers Squibb Co.
12/31/2005 held 1000 shares

Fortune Brands Inc.
12/31/2005 held 398 shares

Frontline Capital Group
12/31/2005 held 240 shares

Gallaher GP Plc ADR
12/31/2005 398 shares
05/04/2007 Gallaher GP exchanged for cash, no longer holds a position

Merchants Bankshares
12/31/2005 held 300 shares

Reckson Associates Real Corp.

12/31/2005 held 500 shares
12/11/2006 sold all 500 shares, no longer has a position

WGL Holdings inc (HLDG CO)
12/31/2005 held 600 shares

Apartment Investment & Management (preferred stock)
12/31/2005 held 400 shares

Dow Chemical Co.
08/11/2006 bought 600 shares

Bank of America Corp.
04/30/2007 bought 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,
Mark S. Christensen
Mark S Christensen
Financial Advisor

From: olmsted [mailto:*** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 10, 2008 4:03 PM
To: McGuire, Mike (WM) - Legal
Subject: Rule 14a-8 Broker Letter (DOW) SPM

Mr. McGuire,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

3558 Round Barn Blvd, #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

MorganStanley

11-10-08

Post-it® Fax Note 7671 | Date 11-6-08 | # of pages
To Michael McGuire | From John Chevedden
Co./Dept. | Co.
Phone # | Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 989-638-1740 | Fax #

November 10, 2008

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

To: Nick Rossi

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley IRA STD on the respective dates:

Acco Brands
12/31/2005 held 93 shares
2/24/2006 sold all shares

American International Group 7.7% Due 2047-12-18
12/11/2007 purchase & held 1600 shares

AmSouth Bank Corp n.k.a Regions Financial Corp New
12/31/2005 held 300 shares
11/06/2006 merges with Regions Financial Corp New
11/06/2006 held 239 shares

Archstone Smith Trust New
12/31/2005 held 250 shares
10/09/2007 Archstone Smith Trust New exchanged for cash, no longer holds a position

Bristol Myers Squibb Co.
12/31/2005 held 1000 shares

Fortune Brands Inc.
12/31/2005 held 398 shares

Frontline Capital Group
12/31/2005 held 240 shares

Gallaher GP Plc ADR
12/31/2005 398 shares
05/04/2007 Gallaher GP exchanged for cash, no longer holds a position

Merchants Bancshares
12/31/2005 held 300 shares

Reckson Associates Real Corp.

12/31/2005 held 500 shares
12/11/2006 sold all 500 shares, no longer has a position.

WGL Holdings Inc (HLDG CO)
12/31/2005 held 600 shares

Apartment Investment & Management (preferred stock)
12/31/2005 held 400 shares

Dow Chemical Co.
08/11/2006 bought 600 shares

Bank of America Corp.
04/30/2007 bought 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,

Mark S Christensen
Financial Advisor



2030 Dow Center

The Dow Chemical Company

November 04, 2008

Via Mail

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Stockholder Proposal on Cumulative Voting

Dear Mr. Steiner:

By way of this letter, I wish to acknowledge timely receipt on November 03, 2008 of a stockholder proposal on cumulative voting that you are submitting for the 2009 Annual Meeting of Stockholders of The Dow Chemical Company. We understand that you are appointing Mr. John Chevedden as your representative and substitute, and I will direct communications to Mr. Chevedden as you have instructed.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. To date, we have not received such proof of ownership.

To remedy this defect, you must submit sufficient proof of your ownership of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the Securities and Exchange Commission ("SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. For your reference, please find enclosed a copy of Rule 14a-8.

Dow's Annual Meeting will be held on May 14, 2009, in Midland, Michigan. Thank you.

Sincerely,

W. Michael McGuire

W. Michael McGuire
Assistant Secretary
989-636-9185
Fax: 989-638-1740
wmmcguire@dow.com

Enclosure – Rule 14a-8 of the Securities Exchange Act of 1934

cc: John Chevedden, via Overnight Mail

Rule 14a-8 – Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

    i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

    ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

        A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

        B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

        C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

I. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (I)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (I)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal:

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years: and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy

statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

-----Original Message-----
From: olmsted [mailto:*** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 17, 2008 11:49 AM
To: McGuire, Mike (WM) - Legal
Subject: Rule 14a-8 Broker Letter (DOW) CUV

Mr. McGuire,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden



DISCOUNT BROKERS

Date: 17 Nov 2008

To whom it may concern:

As introducing broker for the account of William Steiner, account number ________, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 6000 shares of Dow Chemical Co.; having held at least two thousand dollars worth of the above mentioned security since the following date: 11/24/06, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-17-08 # of pages ▶
To Michael McGuire	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 989-638-1740	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323



2030 Dow Center


The Dow Chemical Company

December 3, 2008

Via Certified Mail

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Stockholder Proposal regarding Say on Executive Pay

Dear Mr. Filiberto:

By way of this letter, I wish to acknowledge timely receipt on November 25, 2008 of a stockholder proposal regarding say on executive pay for the 2009 Annual Meeting of Stockholders of The Dow Chemical Company. We understand that you are appointing Mr. John Chevedden as your representative and substitute, and I will direct communications to Mr. Chevedden as you have instructed.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. To date, we have not received such proof of ownership. In addition, the Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement.

To remedy this defect, a shareholder submitting a proposal must submit sufficient proof of your ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the Securities and Exchange Commission ("SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. For your reference, please find enclosed a copy of Rule 14a-8.

We are evaluating the proposal and will contact you if we have any questions. For your reference, please note that Dow's Annual Meeting will be held on May 14, 2009 in Midland, Michigan.

Sincerely,

W. Michael McGuire

W. Michael McGuire
Assistant Secretary
989-636-9185
Fax: 989-638-1740
wmmcguire@dow.com

Enclosure – Rule 14a-8 of the Securities Exchange Act of 1934

cc: John Chevedden, via Overnight Mail

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy

statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

-----Original Message-----
From: olmsted [mailto:*** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 05, 2008 12:23 PM
To: McGuire, Mike (WM) - Legal
Subject: 14a-8 Broker Letter (DOW) VEP Palm Garden Partners proposal

Mr. McGuire,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

NATIONAL FINANCIAL

Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

October 30, 2008

THE DOW CHEMICAL COMPANY
2030 DOW CENTER
MIDLAND, MI 48674

To Whom It May Concern:

This letter certifies that PALM GARDEN PARTNERS L P is currently the beneficial owner of the Dow Chemical Company Securities, and has held the position with National Financial Services, LLC. since May 2007.

Client has subsequently bought and sold shares and continuously held not less than 100 shares. The current holding is 700 shares

Sincerely,

Lewis Trezza, Manager
Proxy Department

Post-it® Fax Note 7671	Date 12-5-08 pages
To Michael McGuire	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 989-638-1740	Fax #

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT C

Fradette, Susan (SM)

From: Fradette, Susan (SM) on behalf of McGuire, Mike (WM) - Legal
Sent: Thursday, November 13, 2008 4:17 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: McGuire, Mike (WM) - Legal
Subject: Shareholder Proposals

Attachments: Chevedden 11-13-08.PDF

Mr. Chevedden - attached please find a letter regarding your two recent shareholder proposals. The original is being sent to you via Federal Express.



Chevedden
3-08.PDF (173 I

W. Michael McGuire
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]



The Dow Chemical Company

2030 DOW CENTER
November 13, 2008

VIA OVERNIGHT MAIL AND E-MAIL *** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of The Dow Chemical Company (the "Company"), which has received the following proposals from you:

(1) "Special Shareowner Meetings" (received October 27, 2008) and

(2) "Cumulative Voting" (received November 3, 2008).

The Company believes that you have submitted more than one stockholder proposal. Under Rule 14a-8(c) under the Securities Exchange Act of 1934, as amended, a stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. Therefore, please notify us as to which of these proposals you wish to withdraw. *Securities and Exchange Commission ("SEC") rules require that your response to this letter be postmarked or transmitted electronically to the Company no later than 14 calendar days from the date you receive this letter. You should note that if you do not timely advise the Company which of these proposals you wish to withdraw, the Company intends to omit both proposals from its 2009 Proxy Statement in accordance with SEC rules.*

Please address any response to me at The Dow Chemical Company, 2030 Dow Center, Midland, MI 48674. Alternatively, you may send your response to me via facsimile at (989) 638-1740 or via e-mail at wmmcguire@dow.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (989) 636-9185. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

W. Michael McGuire

W. Michael McGuire
Assistant Secretary

cc: Mr. Nick Rossi
Mr. William Steiner

Attachment

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

I. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy

statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT E

-----Original Message-----
From: olmsted [mailto:FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 25, 2008 1:54 PM
To: McGuire, Mike (WM) - Legal
Subject: Rule 14a-8 Proposals (DOW) n'

Mr. McGuire,
In regard to the company November 13, 2008 letter each Dow Chemical Company shareholder who submitted a rule 14a-8 proposal submitted one proposal each.

Please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue which seem to be consistent with no action precedents for a number of years. In other words is there any support for the November 13, 2008 company request.
Sincerely,
John Chevedden

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT F

Fradette, Susan (SM)

From: Fradette, Susan (SM) on behalf of McGuire, Mike (WM) - Legal
Sent: Thursday, December 04, 2008 4:27 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Shareholder Proposals

Attachments: Chevedden 12-3-08.PDF

Mr. Chevedden - attached please find a letter regarding your three recent shareholder proposals. The original is being sent to you via Federal Express.



Chevedden
-3-08.PDF (55 k

W. Michael McGuire
[illegible]



The Dow Chemical Company

2030 DOW CENTER
December 3. 2008

VIA OVERNIGHT MAIL AND E-MAILSMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of The Dow Chemical Company (the "Company"), which has received the following proposals from you:

(1) "Special Shareowner Meetings" (received October 27, 2008),

(2) "Cumulative Voting" (received November 3, 2008), and

(3) "Shareholder Say on Executive Pay" (received November 25, 2008).

By letter dated November 13, 2008, the Company notified you of the Company's belief that you had submitted two stockholder proposals (entitled "Special Shareowner Meetings" and "Cumulative Voting") and asked that you notify the Company as to which of the proposals you wished to withdraw. Your response to that letter did not cure the multiple submissions. Subsequently, the Company received a third proposal from you entitled "Shareholder Say on Executive Pay." Accordingly, we are writing to notify you that the Company continues to believe that you have submitted more than one stockholder proposal. Under Rule 14a-8(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. Therefore, please notify us as to which of these proposals you wish to withdraw. You should note that if you do not timely advise the Company which of these proposals you wish to withdraw, the Company intends to omit all three proposals from its 2009 Proxy Statement in accordance with Securities and Exchange Commission ("SEC") rules.

In addition, Rule 14a-8(b) under the Exchange Act provides that a stockholder proponent must submit sufficient proof of his or her continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. Moreover, to date we have not received proof that you have satisfied these ownership requirements.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically to the Company no later than 14 calendar days from the date you receive this letter. Please address any response to me at The Dow Chemical Company, 2030 Dow Center, Midland, MI 48674. Alternatively, you may send your response to me via facsimile at (989) 638-1740 or via e-mail at wmmcguire@dow.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (989) 636-9185. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

W. Michael McGuire
Assistant Secretary

cc: Mr. Nick Rossi
Mr. William Steiner
Mr. Mark Filiberto

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

I. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (I)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (I)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy

statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT H

-----Original Message-----
From: olmsted [mailto FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 12, 2008 9:37 PM
To: McGuire, Mike (MM) - Legal
Subject: Rule 14a-8 Proposals (DOC) by the persons who signed submittal letters n'

Mr. McGuire,
In regard to the company December 3, 2008 letter, each company shareholder who signed a rule 14a-8 proposal submittal letter submitted one proposal each.

Please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue. The 2008 no action precedents seem to be consistent with no action precedents for a number of years. In other words is there any new 2008 no action precedent support for the December 3, 2008 company demand. Please advise in one business day.
Sincerely,
John Chevedden